Exhibit (a)(5)
CONTINENTAL AIRLINES ANNOUNCES PUT OPTION
NOTIFICATION FOR 5% CONVERTIBLE NOTES DUE 2023
     HOUSTON, May 17, 2010 — Continental Airlines (NYSE: CAL) today announced that it is notifying holders of the $174,950,000 outstanding principal amount of its 5% Convertible Notes due 2023 (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require Continental Airlines to purchase, on June 15, 2010, all or a portion of such holders’ Notes (the “Put Option”) at a price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to June 15, 2010. As June 15, 2010, is an interest payment date for the Notes, interest accrued up to the purchase date will be paid to record holders as of the regular record date immediately preceding this interest payment date, and therefore Continental Airlines expects that there will be no accrued and unpaid interest due as part of the purchase price. Under the terms of the Notes, Continental Airlines has the option to pay the purchase price for the Notes with cash, stock, or a combination of cash and stock, and has elected to pay for the Notes solely with cash. As required by rules of the Securities and Exchange Commission, Continental Airlines will file a Tender Offer Statement on Schedule TO later today. In addition, Continental Airlines’ company notice to holders (a copy of which will be attached as an exhibit to such Schedule TO) with respect to the Put Option specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, which is The Bank of New York Mellon. None of Continental Airlines, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.
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CONTINENTAL AIRLINES ANNOUNCES PUT OPTION NOTIFICATION FOR 5% CONVERTIBLE NOTES DUE 2023/Page2
     Noteholders’ opportunity to exercise the Put Option will commence on May 17, 2010, and will terminate at 5:00 p.m., New York City time, on June 14, 2010. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 5:00 p.m., New York City time, on June 14, 2010.
     The address of The Bank of New York Mellon is Corporate Trust Operations, 101 Barclay Street - 7 East, New York, NY 10286, Attention: Ms. Carolle Montreuil, Phone: 212-815-5920, Fax: 212-298-1915.
     This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.
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